Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2023	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: 2022 Fourth Quarter and Full Year Financial Results and Shareholder Letter

Fourth Quarter 2022 Highlights

  4Q 2022 Invoiced Sales Amounted to €116.5 Million, an Increase of 0.7% Versus 4Q 2021 and 15.8% Versus Pre-Pandemic 4Q 2019.
  Gross Margin of 37.0%, Compared to 35.6% in 4Q 2021 and 31.9% in 4Q 2019. Excluding (€2.1) Million of One-Off Restructuring Costs, Accounted in Labor Cost, Gross Margin Would Have Been of 38.8%.
  4Q 2022 Operating Profit of €1.8 Million. Operating Profit Would Have Been of €5.6 Million, Net of (€3.8) Million of Non-Recurring Items Futher Detailed in the Press Release. 4Q 2022 Operating Profit Compares to an Operating Profit of €0.6 Million in 4Q 2021 and an Operating Loss of (€3.0) Million in 4Q 2019.
  Despite Positive Results From Operations, 4Q 2022 Reports a Loss After Taxes of (€5.3) Million, Due to (€2.4) Million of Adverse FX Impact, (€2.7) Million of Financing Costs Deriving From Higher Interest Rates and the Impact of COVID on China Retail.
  Challenging Market Conditions Continue Affecting Clients’ Orders and Store Traffic, Which Might Adversely Impact Our Operations in the Short-Term, While Group’s Long-Term Plans Are Confirmed.

Fiscal Year 2022 Highlights

  2022 Invoiced Sales Amounted to €468.5 Million, an Increase of 9.6% Versus 2021 and 21.1% Versus Pre-Pandemic 2019.
  Gross Margin of 35.1% vs 36.0% in 2021 and 29.7% In 2019.
  2022 Operating Profit of €8.4 Million, Compares to a Profit of €4.9 Million in 2021 and a Loss of (€22.5) Million in 2019. 2022 Operating Profit Would Have Been of €12.9 Million, Net of (€4.5) Million of Accruals for Non-Recurring Items Futher Detailed in the Press Release
  Net Cash Provided by Operating Activities of €18.7 Million in 2022, Compared to €0.5 Million in 2021 and €4.7 Million in 2019.
  We Reported Net Financial Costs of (€5.2) Million, Mainly Due to Increase in Interest Rates, That Compare to Net Financial Income of €0.3 Million in 2021 and Net Financial Costs of (€9.9) Million in 2019.
  2022 Profit of €1.3 Million, Compared to a Profit of €4.4 Million in 2021 Which Included €5.0 Million From an Asset Disposal, and to a Loss of (€33.7) Million in 2019.
  Cash of €54.5 Million as of December 31, 2022, From €53.5 Million as of December 31, 2021, and €39.8 Million as of December 31, 2019.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 13, 2023--Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the fourth quarter and full year ended December 31, 2022.

Pasquale Natuzzi, Chairman of the Group, commented: “We continue reporting an operating profit as a result of the execution of our Brand-Retailer strategy and of the work done by our team to streamline costs. We are focusing on these two elements, execution of our Brand-Retailer strategy and cost discipline, to ensure our Group gets through a challenging phase for the entire industry. High interest rates have caused a freezing of the house market and negatively impacted the purchases of durables. These trends are negatively affecting the furniture industry globally. Also, the broader business environment remains uncertain, with perduring geopolitical instability, continued inflation despite the increase in interest rates, high stock market volatility. We remain committed to our long-term plans, looking for business expansion and internal efficiency; at the same time, we are extremely vigilant to ensure a tight cost control and high financial discipline to navigate these difficult times.”

Antonio Achille, CEO of the Group, commented: “We continue strengthening our commercial organization and executing our dual brand strategy to grow the business in line with our mid-term plan.

The Company is accelerating the completion of its multiyear journey to become a Brand Retailer, transitioning from its original prevailing nature of manufacturer.

On the brand front, we are focusing to ensure a clear market positioning for each of our two main brands, with appealing collections targeting distinctive segments of the market. As a result, today 92% of our sales are from Brands compared to 89% one year earlier. Measured at sell-out retail values, net of commercial discounts, our Branded Business has been of € 830 million in 2023.

On the retail side, the Group has done significant progresses developing a retail merchandise that can sustain the performances of our DOS as well the ones of our Franchisees. We are confident the retail methodologies and IT tools we have developed will positively impact our retail performance, that today accounts for 61% of our sales globally from 53% one year earlier.

2022 confirms the improvements achieved by the Group to enhance marginality from operations. We have not yet achieved the level of operational efficiency we aspire to, but these initial results encourage us to execute our restructuring. Restructuring for us is not an end-goal per se, but the way to create a more agile and consumer-focused organization that can support the successful growth of our brands.

During 4Q 2022, our net results has been impacted by non-recurring items and unexpected costs, which need to be explained in detail given their magnitude.

As for the non-recurring items, during the fourth quarter of 2022 we had the followings:

  First of all, as part of our effort to streamline our cost structure, we accrued (€2.4) million of one-off restructuring costs (i.e., employees termination incentives) for our Italian operations.
  We also accrued (€1.0) for a legal dispute over a land on which part of the Group’s Brazilian plant is located.

In addition, during the quarter, our income statement was affected by unexpected costs, due to a changed business environment:

  We reported (€2.4) million of adverse FX impact, chiefly due to the sharp strengthening of the euro vs the dollars that started from early October 2022. Overall FX impacts on 2022 remains positive.
  We reported (€2.7) million of financing costs deriving from higher interest rates. We are focusing on enhancing efficiency in our working capital management in an effort to improve the cash flow from operations and reduce the amount of third-party financing.
  The pick of COVID contagions in China during the last quarter has resulted in a stop of retail activity and a loss of (€1.6) million.

Looking at our core business, we contemporarily focus on growth and cost discipline since we are both very confident on our mid-term potential, but also very aware of the difficult times the furniture industry is currently facing.

On the growth side, in 2022, we added 52 Natuzzi franchise stores to our network, of which 39 located in China, 1 Natuzzi Editions DOS located in the US as well as 2 Natuzzi Editions DOS opened in the US in joint venture with a local partner. Therefore, as of the end of 2022, the total number of Natuzzi stores was 703, including 52 DOS directly managed by the Group, 24 stores directly managed by our JV in China and the 2 above mentioned DOS in JV in the US. Of these 703 points of sales, 379 are overall located in China.

The network expansion will progress also in 2023. In term of DOS openings, we are focusing on U.S., which represents one of our largest retail opportunities, while we continue ensuring the retail expansion in the remaining geographies with franchises. In 2023 we will open 6 DOS in the U.S., of which 5 Natuzzi Italia, namely in San Diego, Atlanta, Denver, Houston and Manhasset, and 1 Natuzzi Editions in Frisco. We plan to open about 100 Natuzzi franchise stores worldwide in 2023.

On strengthening our financial position, we continue focusing on our cash generation, with an effort to reduce the working capital from operations. We are undergoing different initiatives to optimize the inventory level of raw material and shorten the lead time of production inputs. In 2022 cash from operations was of €18.7 million compared to €0.5 million in 2021 and €4.7 million in 2019.

We also progress with initiatives to sell non-strategic assets sitting in our balance sheet, in the U.S. and Italy in particular, with the aim of increasing flexibility to our Group’s structure.

While we are confident that mid-term this negative demand cycle will end, we have not yet seen significant signs of inversion in the weak trend of demand that started mid-2022. However, the progressive de-stocking of North American retailers and the end of Covid in China give us hope that we are close to a turning point at least in these two continents. In Europe, consumer attitude evolution is more difficult to predict, since it highly depends on the development of geopolitical context and the economic health of the continent.

We recently made steps toward the completion of our leadership team both in HQ and in our Regions. As anticipated last December, we are glad to have aboard Carlo Silvestri, our new Chief Financial Officer of the Group, who joins us from Ferragamo. In addition, we are glad to welcome Mr. Scott Kruger as new Vice President for our North American wholesale operations. Scott has a terrific track record in building and scaling business in Nord America and we are honored to have him joining our US team. We are convinced he will help us fostering the growth of our wholesale branded business for the U.S. and Canadian markets.

4Q 2022 CONSOLIDATED REVENUE

4Q 2022 consolidated revenue amounted to €116.5 million, an increase of 0.7% from €115.6 million in 4Q 2021, and 15.8% from €100.6 million of the pre-pandemic 4Q 2019.

Excluding “other sales” of €3.1 million, 4Q 2022 invoiced sales from upholstered and other home furnishings products amounted to €113.4 million, an increase of 1.5% compared to 4Q 2021 and 18.5% compared to the pre-pandemic 4Q 2019. Delivered sales of upholstered and home furnishings benefitted from the reduction in the order backlog.

Revenue from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Key Markets
  C: Distribution

A. Branded/Unbranded business

The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brands strategy:

  Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
  Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania, Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 4Q 2022, Natuzzi’s branded invoiced sales amounted to €103.9 million, an increase of 5.0% compared to 4Q 2021 and 28.0% compared to the pre-pandemic 4Q 2019. During the quarter, the branded portion of the business represented 91.6% of sales upholstered and other home furnishings products compared to 88.6% in 4Q 2021.

The following is the contribution of each Brand to 4Q 2022 invoiced sales:

  Natuzzi Italia invoiced sales amounted to €51.7 million, an increase of 20.7% compared to 4Q 2021 and 38.1% compared to 4Q 2019.
  Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €52.1 million, a decrease of (7.0%) compared to 4Q 2021, mainly as a result of a de-stocking process of large retailers in North America, and an increase of 19.2% compared to 4Q 2019.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €9.5 million, a decrease of (25.6%) and (34.5%) compared to 4Q 2021 and 4Q 2019, respectively. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B. Key Markets

Here below a breakdown of 4Q 2022 upholstery and home-furnishings invoiced sales compared to 4Q 2021, according to the following geographic areas.

	4Q 2022	4Q 2021	Delta €	Delta %
North America	30.6	30.0	0.6	2.0%
Greater China	10.5	15.6	(5.1)	(33.0%)
West & South Europe	41.1	38.5	2.6	6.8%
Emerging Markets	16.6	14.0	2.6	18.6%
Rest of the World*	14.6	13.5	1.1	7.6%
Total	113.4	111.7	1.7	1.5%
Figures in €/million, except percentage
*Include South and Central America, Rest of APAC.

The performance of invoiced sales in the North America was curbed by the weak sales of the unbranded business, as the branded part increased medium-high single digit over 4Q 2021.

As anticipated, during the quarter, operations of our partner in China were greatly affected by the difficult business environment following the perduring level of contagions in the region that significantly affected consumers’ traffic in our stores.

C. Distribution

In 2022, the Group distributed its branded collections in 105 countries, according to the following table.

	Direct Retail	FOS	Galleries	Total Dec. 31, 2022
North America	15(1)	8	151	174
West & South Europe	34	101	130	265
Greater China	24(2)	355	─	379
Emerging Markets	─	73	134	207
Rest of the World	5	88	93(3)	186
Total	78	625	508	1,211

(1) Included two DOS managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of the two DOS, we consolidate only the sell-in from such DOS.
(2) All directly operated by our Joint Venture in China. As the Natuzzi Group owns a 49% stake in the Joint Venture and does not control it, we consolidate only the sell-in from such DOS.
(3) It includes 11 Natuzzi galleries (store-in-store points of sale) directly managed by the Mexican subsidiary of the Group.
FOS = Franchise stores managed by independent partners.

During 4Q 2022, Group’s invoiced sales from DOS and Concessions directly managed by the Group amounted to €22.2 million, an increase of 23.7% compared to 4Q 2021.

In 4Q 2022, invoiced sales from franchise stores amounted to €46.6 million, an increase of 12.8% compared to 4Q 2021.

We continue executing our strategy to become a Brand Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Directly Operated Stores, or DOS, and Franchise Operated Stores, or FOS) on total upholstered and home furnishings business in 4Q 2022 was 60.7% compared to 53.0% in 4Q 2021.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded products. During 4Q 2022, invoiced sales from the wholesale channel amounted to €44.6 million, a decrease of (15.0%) compared to 4Q 2021. Such decrease is mainly attributable to lower sales from our large distributors in North America that are focusing on reducing their stock, thus postponing orders for new products.

4Q 2022 GROSS MARGIN

In 4Q 2022, we had a gross margin of 37.0%, as compared to 35.6% in 4Q 2021, mainly due to a favorable sales and channel mix, a decrease in the average consumption of raw materials, as well as effective price adjustments that were enacted in the first part of the year in response to inflationary pressure.

During the fourth quarter of 2022, the Company accrued (€2.1) million of labor-related cost following the incentive plan for workers who terminate their employment relationship at the Italian operations. Excluding such non-recurring restructuring labor cost, gross margin would have been equal to 38.8%.

As for production inputs, we continue to face a mixed picture. While we continue to see a downward trend in the cost of leather, some raw materials, especially those that are energy-intensive, such as iron components and mechanisms, or wood, as well as oil-related products, such us polyurethane, remains stable and still at high levels. Furthermore, industrial costs increased by €0.4 million compared to the same quarter of 2021, almost entirely due to the persisting high level of energy cost.

We are committed to modernize our industrial footprint, especially at the Italian operations, toward a 4.0 industrial work organization. The volatile business marketplace has led us to postpone some planned investments that have partially affected the improvement of performances in our factories.

4Q 2022 OPERATING EXPENSES

During 4Q 2022, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) were (€41.3) million (or 35.5% on revenue), compared to (€40.6) million (or 35.2% on revenue) in 4Q 2021.

During the quarter, the Company accounted for a total of (€1.7) million of accruals not linked to the ordinary course of the business. Net of such accruals, operating expenses would have been equal to (€39.6) million, or 34.0% of revenue. In particular, during 4Q 2022 the Company accrued:

  (€0.3) million of labor-related cost following the incentive plan for employees who terminate their employment relationship at the Italian operations.
  (€1.0) million within the Other Expenses caption for a contingency in connection with a legal dispute over a land on which part of the Group’s Brazilian plant is located.
  (€0.4) million for higher labor cost, following the adoption of the Stock Option Plan (“SOP”) approved by the Company’s shareholders on July 1, 2022. This accrual was based on an independent qualified third-party estimation of the fair value of the equity instruments granted under the SOP.

In 4Q 2022, transportation costs were 12.5% of revenue, compared to 13.6% in 4Q 2021.

4Q 2022 NET FINANCE INCOME/(COSTS)

During the fourth quarter of 2022, the Company reported (€4.8) million of Net Finance costs compared to Net Finance income of €1.7 million in 4Q 2021.

Rising interest rates adversely impacted our results principally in terms of increased interest expense of rental contracts and third-party financing. As a consequence, during the quarter the Company reported Finance costs of (€2.7) million compared to Finance costs of (€1.5) million in 2021 fourth quarter.

In addition, the sharp rebound in Euro occurred during the quarter toward major currencies has resulted in a net exchange rate loss of (€2.4) million (compared to a net exchange rate gain of €2.8 million in 4Q 2021), mainly deriving from the difference between invoice exchange rates and collection/payment exchange rates, as well as the mark-to-market evaluation on trade receivables and payables not yet expired as of the end of the year. Considering the full 2022, we had a net exchange rate gain €2.4 million, compared to a net gain of €1.9 million in 2021.

KEY RESULTS SUMMARY: FULL YEAR 2022

During 2022, the Company reported the following results:

  Total revenue of €468.5 million, an increase of 9.6% compared to 2021 and 21.1% compared to the pre-pandemic 2019.
  We had a gross margin of 35.1%, compared to 36.0% and 29.7% reported in 2021 and 2019, respectively. 2022 gross margin was mainly affected by high cost of raw materials and spike in energy costs. Furthermore, excluding (€2.2) million of labor-related accrual following the incentive plan for workers who terminate their employment relationship, gross margin would have been 35.6%.
  Depreciation and amortization for the period, which include the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €21.7 million, compared to €21.4 million and €25.1 million in 2021 and 2019, respectively.
  We had an operating profit of €8.4 million, compared to an operating profit of €4.9 million in 2021 and an operating loss of (€22.5) million reported in 2019. 2022 operating profit includes further (€2.3) million of non-recurring accruals, namely (€1.0) million in connection with the SOP, (€1.0) million for the legal dispute in Brazil and (€0.3) million of labor-related cost following the incentive plan for workers who terminate their employment relationship.
  Net finance costs were (€5.2) million, mainly as a result of Finance costs of (€8.5) million, due to rising interest rates, and a Net exchange rate gain of €2.4 million. 2022 Net Finance costs compare to net finance income of €0.3 million in 2021 and net finance costs of (€9.9) million in 2019.
  We had a profit after tax for the period of €1.3 million, which compares to a profit after tax of €4.4 million in 2021 that included a one-off gain of €5.0 million from the disposal in 2021 of a formerly wholly owned subsidiary of the Company, as part of Natuzzi’s strategy to streamline its operating model. The €1.3 million profit after tax compares to a loss after tax of (€33.7) million reported for 2019.

BALANCE SHEET AND CASH FLOW

During 2022, €18.7 million of net cash were provided by operating activities as a result of:

  A profit for the period of 1.3 million;
  adjustments for non-monetary items of €27.3 million, of which depreciation and amortization of €21.7 million;
  nil change in working capital, mainly as a result of lower inventories for €10.1 million, higher trade and other receivables for (€1.2) million, offset by higher trade and other liabilities;
  interest and taxes paid of (€9.9) million.

During 2022, (€4.7) million of cash were used in investing activities, as a result of (€9.0) million of cash invested in net capital expenditures, (€0.5) million as capital contribution in the joint venture Natuzzi Texas LLC to open Natuzzi stores, partially offset by €3.7 million as dividends received from our JV in China in addition to €1.1 million of cash collected in connection with the completion of the sale transaction of a former Company’s subsidiary.

In the same period, (€13.5) million of cash were used in financing activities, due to the repayment of long-term borrowing for (€4.5) million, (€7.4) million for short-term borrowing repayment and (€10.0) million for lease repayment and (€0.6) million as dividends distribution in favor of non-controlling interests, partially offset by €4.0 million provided by a long-term loan made available by the Italian government as part of the COVID-19 measures to support businesses, €4.9 million as a capital contribution by the Vietnamese partner who acquired a 20% stake in Natuzzi Singapore.

As a result, as of December 31, 2022, cash and cash equivalents was €54.5 million compared to €53.5 million as of December 31, 2021.

As of December 31, 2022, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of €7.9 million, compared to (€0.1) million as of December 31, 2021.

With reference to the SOP, as at December 31, 2022, only one beneficiary has exercised the option by subscribing 220,000 ordinary shares of the Company (equivalent to 44,000 American Depositary Receipts, or ADRs). Therefore, as of December 31, 2022, the total number of ordinary shares issued and outstanding by the Company is 55,073,045. Natuzzi’s Ordinary Shares are listed on the NYSE in the form of American Depositary Receipts (ADRs), with 1 ADR representing 5 Ordinary Shares.

******

CONFERENCE CALL

The Company will host a conference call to discuss fourth quarter and full year 2022 financial results on Friday April 14, 2023, at 10:00 a.m. U.S. Eastern Time (4.00 p.m. Italy time, or 3.00 p.m. UK time).

To join the live conference call, interested persons will need to either:

  dial-in the following number:
  Toll/International: +1-412-717-9633, then passcode 39252103#;
  or
  click on the following link:
  https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the fourth quarter of 2022 and 2021 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Fourth quarter ended on		Change	Percentage of revenue
	31-Dec-22	31-Dec-21%		31-Dec-22	31-Dec-21
Revenue	116.5	115.6	0.7%	100.0%	100.0%
Cost of Sales (1)	(73.4)	(74.4)	-1.4%	-63.0%	-64.4%
Gross profit	43.1	41.2	4.6%	37.0%	35.6%
Other income	1.7	1.4		1.5%	1.2%
Selling expenses (2)	(32.1)	(32.0)	0.6%	-27.6%	-27.6%
Administrative expenses (3)	(9.5)	(9.9)	-3.8%	-8.2%	-8.6%
Impairment on trade receivables	(0.0)	(0.0)		0.0%	0.0%
Other expenses (4)	(1.4)	(0.2)		-1.2%	-0.1%
Operating profit/(loss)	1.8	0.6		1.5%	0.5%
Finance income	0.2	0.2		0.2%	0.1%
Finance costs	(2.7)	(1.5)		-2.3%	-1.3%
Net exchange rate gains/(losses)	(2.4)	2.8		-2.0%	2.4%
Gain from disposal and loss of control of a subsidiary	—	0.3		0.0%	0.2%
Net finance income/(costs)	(4.8)	1.7		-4.1%	1.5%
Share of profit/(loss) of equity-method investees	(1.6)	0.8		-1.4%	0.7%
Profit/(Loss) before tax	(4.6)	3.1		-4.0%	2.7%
Income tax expense	(0.6)	(1.2)		-0.5%	-1.1%
Profit/(Loss) for the period	(5.3)	1.9		-4.5%	1.6%
Profit/(Loss) attributable to:
Owners of the Company	(6.0)	1.5
Non-controlling interests	0.7	0.4

(1) Included €2.1 million of labor-related cost following the incentive plan for workers who terminate their employment relationship at the Italian operations.
(2) Included €0.4 million of labor cost related to the adoption of the SOP.
(3) Included €0.3 million of labor-related cost following the incentive plan for employees who terminate their employment relationship at the Italian operations.
(4) Included €1.0 million for a contingency in connection with a legal dispute over a land on which part of the Group’s Brazilian plant is located.

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the twelve months of 2022 and 2021 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Twelve months ended on		Change	Percentage of revenue
	31-Dec-22	31-Dec-21%		31-Dec-22	31-Dec-21
Revenue	468.5	427.4	9.6%	100.0%	100.0%
Cost of Sales (1)	(304.2)	(273.6)	11.2%	-64.9%	-64.0%
Gross profit	164.3	153.8	6.8%	35.1%	36.0%
Other income	6.5	6.4		1.4%	1.5%
Selling expenses (2)	(124.9)	(121.6)	2.7%	-26.7%	-28.5%
Administrative expenses (3)	(35.5)	(33.3)	6.5%	-7.6%	-7.8%
Impairment on trade receivables	(0.3)	(0.1)		-0.1%	0.0%
Other expenses (4)	(1.7)	(0.3)		-0.4%	-0.1%
Operating profit/(loss)	8.4	4.9		1.8%	1.1%
Finance income	0.9	0.2		0.2%	0.1%
Finance costs	(8.5)	(6.8)		-1.8%	-1.6%
Net exchange rate gains/(losses)	2.4	1.9		0.5%	0.4%
Gain from disposal and loss of control of a subsidiary	—	5.0		0.0%	1.2%
Net finance income/(costs)	(5.2)	0.3		-1.1%	0.1%
Share of profit/(loss) of equity-method investees	0.4	3.6		0.1%	0.8%
Profit/(Loss) before tax	3.6	8.8		0.8%	2.1%
Income tax expense	(2.3)	(4.4)		-0.5%	-1.0%
Profit/(Loss) for the period	1.3	4.4		0.3%	1.0%
Profit/(Loss) attributable to:
Owners of the Company	(0.5)	3.6
Non-controlling interests	1.8	0.8

(1) Included €2.2 million of labor-related cost following the incentive plan for workers who terminate their employment relationship at the Italian operations.
(2) Included €1.0 million of labor cost related to the adoption of the SOP.
(3) Included €0.3 million of labor-related cost following the incentive plan for employees who terminate their employment relationship at the Italian operations.
(4) Included €1.0 million for a contingency in connection with a legal dispute over a land on which part of the Group’s Brazilian plant is located.

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Dec-22	31-Dec-21

ASSETS
Non-current assets	177.6	189.6
Current assets	191.0	200.4
TOTAL ASSETS	368.6	390.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	87.9	82.3
Non-controlling interests	4.7	1.5
Non-current liabilities	95.3	107.5
Current liabilities	180.8	198.7
TOTAL EQUITY AND LIABILITIES	368.6	390.0

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Dec-22	31-Dec-21

Net cash provided by (used in) operating activities	18.7	0.5
Net cash provided by (used in) investing activities	(4.7)	7.0
Net cash provided by (used in) financing activities	(13.5)	(2.0)
Increase (decrease) in cash and cash equivalents	0.5	5.5
Cash and cash equivalents, beginning of the year	52.2	46.1
Effect of movements in exchange rates on cash held	(0.1)	0.6
Cash and cash equivalents, end of the period	52.7	52.2

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Dec-22	31-Dec-21
Cash and cash equivalents in the statement of financial position	54.5	53.5
Bank overdrafts repayable on demand	(1.8)	(1.2)
Cash and cash equivalents in the statement of cash flows	52.7	52.2

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting from the Russian invasion of Ukraine and current conflict. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 703 mono-brand stores and 508 galleries as of December 31, 2022, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date: APRIL 13, 2023	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi